FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO PUBLICLY-HELD COMPANY CNPJ/ME No. 47.508.411/0001-56 NIRE 35.300.089.901	SENDAS DISTRIBUIDORA S.A. PUBLICLY-HELD COMPANY CNPJ/ME No. 06.057.223/0001-71 NIRE 33.300.272.909

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”) and Sendas Distribuidora S.A. (“Assaí”), pursuant to article 157 of Law No. 6,404/1976 and CVM Resolution No. 44/2021, hereby inform their shareholders and the market in general, in continuation to the Material Facts disclosed on October 14 and October 16 2021, and in connection with the transaction involving the conversion of Extra Hiper stores operated by GPA in cash & carry, which will be operated by Assaí (“Transaction”), that on this date, as approved by the Board of Directors of each of the companies, the definitive agreements were executed with the real estate investment fund Barzel Properties (“Fund”), for the disposal of up to 17 properties owned by GPA (“Properties”) to the Fund, for the amount of approximately BRL1.2 billion, and subsequent lease of such Properties by Assaí, for a period of 25 years, renewable for an additional period of 15 years.

The closing of the agreements with the Fund is subject to fulfillment of certain precedent conditions, including, but not limited to the approval of the antitrust authorities.

* * *

In addition to this real property transaction, GPA and Sendas inform that the transfer of GPA’s commercial points to Assaí proceeds in line with the schedule reported in the material fact disclosed on December 16, 2021, with all operations of the stores subject to the Transaction already closed and with the transfer of most of the stores to Assaí. The other commercial points are expected to be transferred to Assaí by the end of the first quarter of 2022.

As a result, GPA starts 2022 with a leaner structure, focusing on the brands with the highest profitability and performance and acceleration of its digital platform, as well as in the conversion of the hypermarkets maintained by GPA into Pão de Açucar and Mercado Extra stores.

Assaí accelerates its expansion plan in 2022 with the opening of approximately 50 stores, 10 of which organically, expected to open in the first half of the year, and 40 conversions to the cash & carry format, with openings estimated for the second half of the year. The other stores to be converted should be opened by the end of the first quarter of 2023. Assaí reaffirms its objective of reaching a revenue of BRL100 billion and more than 300 stores in operation in 2024, driven by the maturation of the stores to be converted and by the continuous organic expansion plan with around 50 new stores between 2022 and 2024.

GPA and Assaí will keep the market and its shareholders informed of any other relevant facts related to the Transaction.

São Paulo, February 25, 2022.

Guillaume Marie Didier Gras Vice-President of Finance and Investor Relations Officer of Companhia Brasileira de Distribuição	Gabrielle Castelo Branco Helú Investor Relations Officer of Sendas Distribuidora S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 25, 2022	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.